Exhibit 99.1

Oriental Rise Holdings Limited Regains Compliance with Nasdaq Minimum Bid Price Requirement

Company Receives Confirmation from Nasdaq that Minimum Bid Price Deficiency Has Been Resolved

NINGDE, China, Jan. 15, 2026 (GLOBE NEWSWIRE) -- Oriental Rise Holdings Limited (“Oriental Rise” or the “Company”) (NASDAQ: ORIS), an integrated tea supplier in mainland China, today announced that it has received written notification from The Nasdaq Stock Market LLC (“Nasdaq”) confirming that the Company has regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2).

As previously disclosed, Nasdaq notified the Company that its ordinary shares had failed to maintain a minimum bid price of US$1.00 per share for 30 consecutive business days, as required for continued listing on The Nasdaq Capital Market. Nasdaq has since determined that, for the ten consecutive business days from December 30, 2025 through January 14, 2026, the closing bid price of the Company’s ordinary shares was at least US$1.00 per share.

Accordingly, Nasdaq has confirmed that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), and that the matter is now closed. The Company will continue to monitor its compliance with all applicable Nasdaq continued listing standards.

The Company believes that regaining compliance with the Nasdaq minimum bid price requirement reinforces its commitment to maintaining strong corporate governance and continued eligibility for listing on The Nasdaq Capital Market.

About Oriental Rise Holdings Limited (NASDAQ: ORIS)

Oriental Rise Holdings Limited is an integrated supplier of tea products in mainland China. Our major tea products include (i) primarily-processed tea consisting of white tea and black tea, and (ii) refined white tea and black tea. Our business operations are vertically integrated, covering cultivation, processing of tea leaves and the sale of tea products to tea business operators (such as wholesale distributors) and end-user retail customers in mainland China. We operate tea gardens located in Zherong County, Ningde City in Fujian Province of mainland China. For more information, visit the Company’s website at https://ir.mdhtea.cn/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, statements regarding the Company’s ability to maintain compliance with Nasdaq continued listing standards and its commitment to corporate governance. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Oriental Rise Holdings Limited

Investor Relations Department

Email: ir@mdhtea.cn